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Management's Discussion and Analysis
of Financial Condition and Results of Operations

For the Year Ended December 31, 2004, the Nine Months Ended December 31, 2003
and the Year Ended March 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial position and results of operations is prepared at March 28, 2005, and should be read in conjunction with the accompanying audited and pro forma unaudited financial statements and the notes therein.

        During 2003, the Company changed its year end from March 31 to December 31. Accordingly, this report covers the year ended December 31, 2004, referred to as Calendar 2004. The nine-month period from April 1, 2003 through December 31, 2003 is referred to as Fiscal 2004. The year ended March 31, 2003 is referred to as Fiscal 2003. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the three months and year ended December 31, 2004 with the three months and nine months ended December 31, 2003. For illustrative purposes, we have included pro forma information for the 12 month period ended December 31, 2003, referred to as the year ended December 31, 2003, to provide a comparison of similar periods. The pro forma results for the year ended December 31, 2003 were compiled by adding the three months ended March 31, 2003 to the nine months ended December 31, 2003.

        This management's discussion and analysis covers the Calendar 2004, Fiscal 2004 and Fiscal 2003 periods. However, to provide a meaningful analysis of results of operations for the period, this management's discussion and analysis focuses on the three months and years ended December 31, 2004 and December 31, 2003, respectively. Any differences between the year ended December 31, 2004 and the nine months ended December 31, 2003 are primarily due to timing.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview of the Business

        The following table provides selected information of the Company for the year ended December 31, 2004, the nine months ended December 31, 2003, the year ended March 31, 2003, and the pro forma year ended December 31, 2003 (in millions of Canadian dollars except per share amounts):

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended December 31, 2003
				(Pro forma) (unaudited)
Revenue(1)	1,017.5	640.2	872.0	866.0
Net earnings (loss) before discontinued operations	33.8	(153.9)	(40.4)	(165.8)
Net earnings (loss)	29.7	(169.6)	(41.3)	(182.1)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.78	$(3.60)	$(0.95)	$(3.88)
Diluted	$0.78	$(3.60)	$(0.95)	$(3.88)
Earnings (loss) per Common Share
Basic	$0.69	$(3.96)	$(0.97)	$(4.26)
Diluted	$0.68	$(3.96)	$(0.97)	$(4.26)
Total assets	1,529.4	1,416.2	1,642.2	1,416.2
Total long-term financial liabilities*	503.6	534.4	652.2	534.4
Cash dividends declared per-share	—	—	—	—

*
For the year ended December 31, 2004, long-term financial liabilities include $16.1 million of long-term production liabilities (December 31, 2003 — $59.6 million; March 31, 2003 — $103.2 million) and $3.9 million of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets (December 31, 2003 — $6.4 million; March 31, 2003 — $8.7 million). Both of these amounts have been included in accounts payable and accrued liabilities on the balance sheet.
(1)
Period over period factors affecting presentation include the acquisition of Aurum, the sale of a 49% interest in our motion picture distribution business in Fiscal 2004 and the substantial exit of the capital intensive production business.

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

        The Company continues to keenly focus on generating free cash flow (see note on non-GAAP measures on page 35) and making significant and increasing progress in its primary financial objective of reducing indebtedness. Through cost cutting initiatives and the exit of the capital-intensive production business, with the exception of the CSI franchise, as part of the December 2003 restructuring of its Entertainment operations, the Company has been able to increase its operating earnings and cash flow. The exit of the production business was concluded by mid-2004. Also, given the more favourable interest rate environment, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004. The existing $300.0 million revolving credit facility and US$300.0 million 13% senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility. Management expects this refinancing to significantly reduce future interest expense, increase cash flow and provide greater long-term capital flexibility. In October 2003, the Company successfully monetized a 49% interest in its motion picture distribution operations that allowed the Company to make significant strides in reducing its overall indebtedness.

        As a result of these initiatives, the Company has focused its operations and dramatically transformed its balance sheet allowing it to maintain capital flexibility and focus on executing its strategies.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, Fine Living Canada and IFC — The Independent Film Channel Canada. Each of these channels carries a strong, clear brand which, the Company believes, enables it to stand out and excel in a competitive marketplace. The channels are aligned in two core genres ("fact and fiction" and "lifestyle") and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a minority interest in three other English-language channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% indirect ownership interest in Motion Picture Distribution LP ("Distribution LP"), is the largest distributor of motion pictures in Canada in terms of number of releases and box office receipts, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. ("Aurum") (May 2004).

        The Company indirectly owns a 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in video/DVD format and to television broadcasters (conventional/cable/VOD/SVOD). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, Miramax Films and Focus Features. The Company also enjoys a catalogue of approximately 6,500 titles totaling 15,000 hours. This library is available for exploitation in video/DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases, which generates a relatively predictable and stable stream of cash flow. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, in partnership with CBS Productions, and distributor for territories outside the United States. CSI: Crime Scene Investigation, now in its fifth season, has been licenced in over 175 territories worldwide with over 100 episodes delivered and is currently the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank — Regular Programs for Demographic PER2+ for 09/20/04 - 02/27/05), with an average weekly audience of more than 26 million viewers, season to date. CSI: Miami, now in its third season, has also been licenced in over 160 territories worldwide with over 60 episodes delivered and is currently one of the top five dramatic series on U.S. television, season to date (National Nielsen Ratings: Primetime Season to Date Rank — Regular Programs for Demographic PER2+ for 09/20/04 - 02/27/05). CSI: NY, in its premiere season, has already been licenced in the U.S.A. and Canada, as well as numerous key international territories including the U.K., France, Germany, Spain and Australia. The Company continues to aggressively licence this valuable franchise in all available international markets.

        The Company also licences its library of approximately 1,000 titles representing 5,000 hours of programming rights to broadcasters, home video distributors and sub-distributors worldwide and produces a limited amount of in-house productions that align with the content needs of Broadcasting.

Corporate and Other

        The Company's Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the year ended December 31, 2004, the nine months ended December 31, 2003 and the year ended March 31, 2003 (in millions of Canadian dollars):

							% Increase/(Decrease)
			Nine Months Ended December 31, 2003
	Year Ended December 31, 2004	%(1)		%(1)	Year Ended March 31, 2003	%(1)	December 31, 2004 over December 31, 2003	December 31, 2003 over March 31, 2003
Revenue
Broadcasting	245.9	24.2	162.4	25.4	182.9	21.0	51.4	(11.2)
Motion Picture Distribution	512.1	50.3	307.8	48.1	384.2	44.0	66.4	(19.9)
Entertainment	258.7	25.4	169.8	26.5	303.4	34.8	52.4	(44.0)
Corporate and Other	0.8	0.1	0.2	—	1.5	0.2	300.0	(86.7)

	1,017.5	100.0	640.2	100.0	872.0	100.0	58.9	(26.6)

Direct operating expenses
Broadcasting	113.2	46.0	69.8	43.0	76.5	41.8	62.2	(8.8)
Motion Picture Distribution	408.4	79.8	246.8	80.2	320.6	83.4	65.5	(23.0)
Entertainment	183.9	71.1	339.7	200.1	230.6	76.0	(45.9)	47.3
Corporate and Other	—	—	—	—	—	—	—	—

	705.5	69.3	656.3	102.5	627.7	72.0	7.5	4.6

Direct profit(2)
Broadcasting	132.7	54.0	92.6	57.0	106.4	58.2	43.3	(13.0)
Motion Picture Distribution	103.7	20.2	61.0	19.8	63.6	16.6	70.0	(4.1)
Entertainment	74.8	28.9	(169.9)	(100.1)	72.8	24.0	144.0	(333.4)
Corporate and Other	0.8	100.0	0.2	100.0	1.5	100.0	300.0	(86.7)

	312.0	30.7	(16.1)	(2.5)	244.3	28.0	2,037.9	(106.6)

Selling, general and administrative	135.8	13.4	123.0	19.2	121.1	13.9	10.4	1.6
Stock based compensation	16.7	1.6	1.7	0.3	0.4	—	882.4	325.0

Operating Expenses	152.5	15.0	124.7	19.5	121.5	13.9	22.3	2.6

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	73.3	29.8	50.4	31.0	50.4	27.6	45.4	—
Motion Picture Distribution	72.9	14.2	43.7	14.2	44.4	11.6	66.8	(1.6)
Entertainment	50.2	19.4	(198.3)	(116.8)	53.0	17.5	125.3	(474.2)
Corporate and Other	(36.9)		(36.6)		(25.0)		(0.8)	(46.4)

	159.5	15.7	(140.8)	(22.0)	122.8	14.1	213.3	(214.7)

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	9.8	1.0	(276.5)	(43.2)	(15.5)	(1.8)	103.5	(1,683.9)
Net operating earnings (loss)(2)	16.8	1.7	(290.2)	(45.3)	(23.9)	(2.7)	105.8	(1,114.2)
Net earnings (loss)	29.7	2.9	(169.6)	(26.5)	(41.3)	(4.7)	117.5	(310.7)
Adjusted EBITDA(2)	160.8	15.8	25.2	3.9	122.8	14.1	538.1	(79.5)
Adjusted operating earnings (loss)(2)	49.1	4.8	(67.7)	(10.6)	(15.5)	(1.8)	172.5	(336.8)
Adjusted net operating earnings (loss)(2)	41.9	4.1	(156.5)	(24.4)	(23.9)	(2.7)	126.8	(554.8)

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and adjusted net operating earnings (loss) and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These financial measures are not recognized under Canadian or United States of America generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are provided to enhance the user's and investor's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information as they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 25 to the Company's consolidated financial statements. Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. See reconciliation of non-GAAP measures on page 35.

Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment in Fiscal 2004. Additionally, Calendar 2004 earnings (loss) from operations before undernoted and discontinued operations also includes $12.1 million related to the write down of deferred financing costs associated with the Company's previous senior revolving credit facility and senior subordinated notes, as well as a $24.0 million redemption premium related to the senior subordinated notes. Management does not expect to undertake restructuring activities or refinancing activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, the write down of deferred financing costs, and the redemption premium on the senior subordinated notes, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.

        The following table presents a consolidated summary of the Company's operations for the year ended December 31, 2004 and pro forma year ended December 31, 2003 (in millions of Canadian dollars):

					% Increase (decrease)
	December 2004		December 2003
		%		%	2004 over 2003
			(pro forma) (unaudited)
Revenue
Broadcasting	245.9	24.2	211.8	24.5	16.1
Motion Picture Distribution	512.1	50.3	392.9	45.4	30.3
Entertainment	258.7	25.4	260.7	30.1	(0.8)
Corporate and Other	0.8	0.1	0.6	—	33.3

	1,017.5	100.0	866.0	100.0	17.5

Direct operating expenses
Broadcasting	113.2	46.0	90.4	42.7	25.2
Motion Picture Distribution	408.4	79.8	318.3	81.0	28.3
Entertainment	183.9	71.1	410.7	157.5	(55.2)
Corporate and Other	—	—	—	—

	705.5	69.3	819.4	94.6	(13.9)

Direct profit
Broadcasting	132.7	54.0	121.4	57.3	9.3
Motion Picture Distribution	103.7	20.2	74.6	19.0	39.0
Entertainment	74.8	28.9	(150.0)	(57.5)	149.9
Corporate and Other	0.8	100.0	0.6	100.0	33.3

	312.0	30.7	46.6	5.4	569.5

Selling, general and administrative	135.8	13.3	158.8	18.3	(14.5)
Stock based compensation	16.7	1.6	1.8	0.2	827.8

Operating Expenses	152.5	15.0	160.6	18.5	(5.0)

Earnings (loss) before undernoted (EBITDA)
Broadcasting	73.3	29.8	62.0	29.3	18.2
Motion Picture Distribution	72.9	14.2	52.2	13.3	39.7
Entertainment	50.2	19.4	(185.7)	(71.2)	127.0
Corporate and Other	(36.9)	—	(42.5)	—	13.2

	159.5	15.7	(114.0)	(13.2)	239.9

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	9.8	1.0	(294.5)	(34.0)	103.3
Net operating earnings (loss)	16.8	1.7	(309.4)	(35.7)	105.4
Net earnings (loss)	29.7	2.9	(182.1)	(21.0)	116.3
Adjusted EBITDA	160.8	15.8	52.0	6.0	209.2
Adjusted operating earnings (loss)	49.1	4.8	(85.7)	(9.9)	157.3
Adjusted net operating earnings (loss)	41.9	4.1	(175.7)	(20.3)	123.8

        The following table presents a consolidated summary of the Company's operations for the three months ended December 31, 2004 and 2003 (in millions of Canadian dollars):

					% Increase (decrease)
	December 2004		December 2003
		%		%	2004 over 2003
	(unaudited)		(unaudited)
Revenue
Broadcasting	72.6	22.4	61.1	22.8	18.8
Motion Picture Distribution	147.2	45.5	127.3	47.5	15.6
Entertainment	104.0	32.1	79.2	29.6	31.3
Corporate and Other	0.1	—	0.2	0.1	(50.0)

	323.9	100.0	267.8	100.0	20.9

Direct operating expenses
Broadcasting	34.0	46.8	23.1	37.8	47.2
Motion Picture Distribution	115.6	78.5	106.3	83.5	8.7
Entertainment	76.3	73.4	251.9	318.1	(69.7)
Corporate and Other	—	—	—	—	—

	225.9	69.7	381.3	142.4	(40.8)

Direct profit
Broadcasting	38.6	53.2	38.0	62.2	1.6
Motion Picture Distribution	31.6	21.5	21.0	16.5	50.5
Entertainment	27.7	26.6	(172.7)	(218.1)	116.0
Corporate and Other	0.1	100.0	0.2	100.0	(50.0)

	98.0	30.3	(113.5)	(42.4)	186.3

Selling, general and administrative	37.3	11.5	52.4	19.6	(28.8)
Stock based compensation	9.9	3.1	1.0	0.4	890.0

Operating Expenses	47.2	14.6	53.4	19.9	(11.6)

Earnings (loss) before undernoted (EBITDA)
Broadcasting	22.9	31.5	20.6	33.7	11.2
Motion Picture Distribution	20.1	13.7	15.7	12.3	28.0
Entertainment	22.2	21.3	(190.3)	(240.3)	111.7
Corporate and Other	(14.4)	—	(12.9)	—	(11.6)

	50.8	15.7	(166.9)	(62.3)	130.4

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(10.4)	(3.2)	(244.6)	(91.3)	95.7
Net operating earnings (loss)	(2.9)	(0.9)	(257.6)	(96.2)	98.9
Net earnings (loss)	9.6	3.0	(151.7)	(56.6)	106.3
Adjusted EBITDA	50.8	15.7	(0.9)	(0.3)	5,744.4
Adjusted operating earnings (loss)	25.7	7.9	(35.8)	(13.4)	171.8
Adjusted net operating earnings (loss)	20.2	6.2	(123.9)	(46.3)	116.3

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended December 31, 2004 and December 31, 2003 (in millions of Canadian dollars except for per share amounts):

	Dec. 31 2004	Sept. 30 2004	June 30 2004	Quarter Ended Mar. 31 2004	Dec. 31 2003	Sept. 30 2003	June 30 2003	Quarter Ended Mar. 31 2003
		(unaudited)				(unaudited)
Revenue	323.9	214.4	267.6	211.6	267.8	212.7	159.7	225.8
Direct profit (loss)(1)	98.0	74.7	73.3	66.0	(113.5)	61.4	36.0	62.7
Earnings
Earnings (loss) before undernoted (EBITDA)(1)	50.8	36.8	38.8	33.1	(166.9)	20.6	5.5	26.8
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	(10.4)	8.5	7.5	4.2	(244.6)	(9.8)	(22.1)	(18.0)
Net earnings (loss) before discontinued operations	9.1	18.9	7.0	(1.2)	(136.6)	(10.2)	(7.1)	(11.9)
Net earnings (loss)	9.6	18.9	3.2	(2.0)	(151.7)	(10.8)	(7.1)	(12.5)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.21	$0.44	$0.16	($0.03)	($3.19)	($0.24)	($0.17)	($0.28)
Diluted	$0.21	$0.43	$0.16	($0.03)	($3.19)	($0.24)	($0.17)	($0.28)
Earnings (loss) per Common Share
Basic	$0.22	$0.44	$0.07	($0.05)	($3.54)	($0.25)	($0.17)	($0.29)
Diluted	$0.22	$0.43	$0.07	($0.05)	($3.54)	($0.25)	($0.17)	($0.29)

(1)
See note on non-GAAP measures on page 35.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        With respect to Entertainment operations, a large percentage of a television program's revenues is recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly, the fourth calendar quarter. As production levels significantly decline, this seasonality has less of an impact on the Company's results of operations.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

Primary Business Performance(1)

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment.

Broadcasting

        The Company operates and has a controlling interest in 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty channels and a minority interest in three other English-language specialty channels. Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite ("DTH") or multipoint distribution system). The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The Company is committed to growing its broadcasting presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters. All of the Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase Television, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to stand out in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings. The Company ensures each of its channels offers high quality programming to its viewers. This approach has driven industry leading growth in ratings. In the first 18 weeks of the 2004/2005 broadcast season, three of the Company's established analog channels ranked in the top 10 of all Canadian analog specialty channels with five in the top 20(2). In the same period, the Company also had three of the top 10 highest rated new digital channels season to date with six channels in the top 20(3). Programming is sourced from leading international producers (e.g., HBO; Six Feet Under, Angels in America and Curb Your Enthusiasm), channel partners (e.g., Food Network; Iron Chef America, Rachel Ray and Unwrapped) and the Company itself (e.g., CSI: Crime Scene Investigation and the extensive library of programming rights owned by the Company).

(1)
For Broadcasting, management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 25 to the Company's consolidated financial statements). Also see non-GAAP measures on page 35.
(2)
Source: Nielsen ratings: Persons 25-54 Mon to Sun 6am to 6pm 8/30/04 -12/27/04
(3)
Source: Nielsen ratings: Persons 25-54 Mon to Sun 6am to 6pm 8/30/04 -12/27/04

iii.
Continue to lead industry in advertising sales growth with integrated sales and marketing. The Company is an industry leader in terms of advertising sales growth. During the Canadian broadcast year ended August 31, 2004, the Company's advertising sales grew 28% on its analog channels and 64% on its digital channels compared to the Canadian specialty channel industry average of 16% and 64% respectively, as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC"). This leadership position is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and stable demographic segment.

iv.
Selectively launch new channels.    The Company may extend its own brands within Canada by selectively launching new digital channels (e.g., Fine Living Canada launched in September 2004) or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile.

        The channels earn revenue from two primary sources: monthly fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the CRTC. Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2004. Our channels' total regulated revenue grew by 18% during the broadcast year ended August 31, 2004, compared to an overall industry growth of 9%, as reported by the CRTC. For the broadcast year ended August 31, 2004 the Company held a 12% market share of total regulated revenue in the specialty TV sector.

        We have signed carriage agreements for all of our digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 650,000 and in excess of 1,000,000 subscribers (with the exception of BBC Kids and Fine Living Canada which launched later than the other channels). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our eight digital channels accounted for 34% of digital television viewers in the 2004 Broadcast Year (year-end August 31, 2004).

        The Company expects its seven established analog channels to demonstrate continued growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's eight digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

Results of Operations(1)

        The following table presents a summary of Broadcasting operations for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

Three months ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	72.6	61.1	11.5	18.8
Direct operating costs	34.0	23.1	10.9	47.2

Direct profit	38.6	38.0	0.6	1.6
Operating expenses	15.7	17.4	(1.7)	(9.8)

Earnings before undernoted (EBITDA)	22.9	20.6	2.3	11.2

Year ended December 31,		(pro forma) (unaudited)
Revenue	245.9	211.8	34.1	16.1
Direct operating costs	113.2	90.4	22.8	25.2

Direct profit	132.7	121.4	11.3	9.3
Operating expenses	59.4	59.4	—	—

Earnings before undernoted (EBITDA)	73.3	62.0	11.3	18.2

(1)
On January 1, 2004, the Company's digital specialty television channels were transferred to Operating Channels from their previous Developing Channels status. Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

        For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (loss).

	Three months ended December 31,		Year ended December 31,
Broadcasting Revenue	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(pro forma) (unaudited)
	(in millions of Canadian dollars)
Analog channels
Subscriber	22.0	19.5	86.4	81.7
Advertising and other	41.3	35.4	129.0	107.0

	63.3	54.9	215.4	188.7

Digital channels
Subscriber	7.0	5.1	24.5	19.4
Advertising and other	2.3	1.1	6.0	3.7

	9.3	6.2	30.5	23.1

Total Broadcasting	72.6	61.1	245.9	211.8

        For the three months ended December 31, 2004, the analog channels recorded a 15% growth in revenue from $54.9 million to $63.3 million. For the year ended December 31, 2004, the analog channels recorded a 14% growth in revenue from $188.7 million to $215.4 million. These increases were primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels from conventional broadcast channels. Advertising and other revenues increased by 17% in the current quarter and 21% for the year ended December 31, 2004. Analog channels' advertising revenue, on its own, increased 19% for the quarter and 24% for the year ended December 31, 2004 compared to the equivalent periods in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television, Food Network Canada and HGTV Canada. The Company's analog channels' advertising revenue growth was driven by rate growth, as well as growth in the inventory sell out rate. The Company expects specialty television advertising revenue share to continue to grow rapidly. According to Neilson Media, Canadian specialty television channels still accounted for only 33% of total Canadian television advertising revenue in 2003/2004 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2004. The Company's analog channels' subscriber revenues also saw increases of 6% over the prior year ended December 31, 2003.

        The digital specialty television channels' revenue was $9.3 million for the three months ended December 31, 2004 compared to $6.2 million for the three months ended December 31, 2003, representing a 50% growth in revenue. For the year ended December 31, 2004, the digital specialty television channels' revenue increased $7.4 million or 32% to $30.5 million. These favourable variances are primarily a result of an increase in the number of subscribers. The Company's digital specialty television channels' advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As previously noted, the Company has three of the 10 highest rated digital channels season to date with six channels in the top 20.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 9% to 36.5 million subscribers at December 31, 2004 compared to December 31, 2003.

        Broadcasting direct profit increased 2% for the three months ended December 31, 2004 over the three months ended December 31, 2003 as a result of an increase in advertising revenues realized by the Company's analog channels as well as an increase in the number of subscribers of our digital specialty television channels, as previously explained. For the year ended December 31, 2004, Broadcasting direct profit increased 9% over the prior year as a result of an increase in advertising revenues realized by the Company's analog channels, as previously explained. These gains were offset by increased amortization of broadcast rights as a result of the Company's change in accounting policy for broadcast rights (see note 2 to the Company's consolidated financial statements)

        Broadcasting direct margin decreased to 53% in the three months ended December 31, 2004 compared to 62% in the three months ended December 31, 2003, and 54% for the year ended December 31, 2004 compared to 57% for the year ended December 31, 2003. The decreases in the quarter and year to date periods are a result of increased direct operating expenses due, in part, to regulated Canadian program expenditure requirements, as well as increased amortization of broadcast rights due to the change in accounting policy noted above, and also the continuing growth of the broadcast library.

        The operating expenses in Broadcasting were down slightly from the prior year's quarter and consistent with the prior year ended December 31, 2003. In both the quarter and year to date periods, the net change in operating expenses related to an increase in stock based compensation costs which was more than offset by small decreases in a number of other operating expenses.

        The factors noted above contributed to an 11% and 18% increase in EBITDA in the quarter and year ended December 31, 2004, respectively, compared to the same period in the prior year.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% ownership interest in Distribution LP, is the largest distributor of motion pictures in Canada, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. (May 2004). The Motion Picture Distribution operations are comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through its chain of cinemas.

        Distribution LP is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts. Over each of the past four years Distribution LP has released an average of 80 theatrical motion pictures, 169 video titles and 190 DVD titles in Canada. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, Miramax Films, and Focus Features.

        In addition to its leading market position in Canada, Distribution LP is also developing a growing presence in motion picture distribution in the United Kingdom through its wholly-owned subsidiary Momentum Pictures ("Momentum"). Distribution LP is also the largest independent distributor in Spain through the recently acquired Aurum in May 2004.

        Management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 15% of the global box office. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and video/DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain its leading market position in Canada, (ii) continue to grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain market leadership in Canada.    Distribution LP's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S.A. studios and other producers seeking access to this market.

  ii.
  Continue profitable international growth.    Distribution LP intends to grow its U.K. and Spanish operations, which had theatrical market shares of 2.0% and 5.0%, respectively, in 2004. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion.

    Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit library.    Distribution LP has a library of approximately 6,500 titles, totaling approximately 15,000 hours, which is licenced to consumers on video/DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, a unit of Universal Studios, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. A similar model is used in the Spanish operations. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        The Company completed an initial public offering for units of the Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in its motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Distribution LP in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions.

        In May, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. for cash consideration of $55.2 million including $1.8 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's senior credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Ordinary LP Units of Distribution LP. The Company exercised its preemptive rights and in doing so maintained its 51% interest in Distribution LP, by acquiring 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 5.0% market share of theatrical box office receipts in 2004. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films.

        The Company continues to consolidate the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Although an authorized credit facility, including a $50.0 million term loan and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion of the facility that has been drawn is included in the Company's reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        Consistent with other income trusts, Movie Distribution Income Funds' fiscal year end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, the Company has now adopted a year end of December 31.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

Results of Operations

        The following table presents a summary of Motion Picture Distribution operations for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

Three months ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	147.2	127.3	19.9	15.6
Direct operating costs	115.6	106.3	9.3	8.7

Direct profit	31.6	21.0	10.6	50.5
Operating expenses	11.5	5.3	6.2	117.0

Earnings before undernoted (EBITDA)	20.1	15.7	4.4	28.0

Year ended December 31,		(pro forma) (unaudited)
Revenue	512.1	392.9	119.2	30.3
Direct operating costs	408.4	318.3	90.1	28.3

Direct profit	103.7	74.6	29.1	39.0
Operating expenses	30.8	22.4	8.4	37.5

Earnings before undernoted (EBITDA)	72.9	52.2	20.7	39.7

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of earnings (loss) (in millions of Canadian dollars)(1).

(1)
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

	Theatrical	Video/DVD	Television	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three months ended December 31, 2004
Domestic Distribution	14.1	55.5	15.8	85.4
Momentum Pictures	0.4	25.2	2.4	28.0
Aurum	3.0	25.8	1.2	30.0
Cinemas	3.8	—	—	3.8
Three months ended December 31, 2003
Domestic Distribution	42.8	46.8	9.7	99.3
Momentum Pictures	0.8	20.7	2.3	23.8
Aurum	—	—	—	—
Cinemas	4.2	—	—	4.2

	Theatrical	Video/DVD	Television	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Year ended December 31, 2004
Domestic Distribution	72.1	213.3	56.4	341.8
Momentum Pictures	12.8	71.0	8.6	92.4
Aurum	7.9	48.1	6.9	62.9
Cinemas	15.0	—	—	15.0
Year ended December 31, 2003
Domestic Distribution	96.6	162.3	47.5	306.4
Momentum Pictures	5.8	58.7	7.7	72.2
Aurum	—	—	—	—
Cinemas	14.3	—	—	14.3

        Revenue for the three months ended December 31, 2004 increased $19.9 million or 15.6% to $147.2 million compared to $127.3 million for the three months ended December 31, 2003. The acquisition of Aurum in May 2004 contributed $30.0 million to this favorable variance. This increase is offset by a decrease in Domestic Distribution of $13.9 million.

        Revenue for the year ended December 31, 2004 increased $119.2 million or 30.3% to $512.1 million compared to $392.9 million for the year ended December 31, 2003. The acquisition of Aurum in May 2004 contributed $62.9 million or 52.8% to this favourable variance with the remaining increase due primarily to the strong performance of Domestic Distribution and Momentum.

        For the three months ended December 31, 2004, Domestic Distribution's revenue decreased $13.9 million or 14.0% to $85.4 million primarily as a result of the prior year's quarter including the strong theatrical performance of The Lord of the Rings: The Return of the King and Elf. Domestic Distribution's revenue for the year ended December 31, 2004 increased $35.4 million or 11.6% to $341.8 million compared to $306.4 million for the year ended December 31, 2003. The increase in revenue was primarily due to strong video/DVD sales reflecting the video/DVD release of several successful pictures, including The Lord of the Rings: The Return of the King, Elf, Kill Bill: Volume I, Kill Bill: Volume II and Fahrenheit 9/11. The favourable increase in video/DVD revenue was offset by a decline in theatrical revenue. Theatrical revenue benefited from the successful release of The Notebook and Fahrenheit 9/11, which became the new record breaking box office gross for a documentary. Additionally, The Lord of the Rings: The Return of the King, which was initially released in the three months ended December 31, 2003, became the second highest all-time top grossing film in Canadian box office history, representing 12% of overall box office for 2004. The decline in theatrical revenue in 2004, however, can be primarily attributed to having only the third installment of the Lord of the Rings trilogy showing in theatres in 2004 as compared to having both the second and third installments of the Lord of the Rings trilogy showing in theatres in the prior year.

        Momentum's revenue was $28.0 million for the three months ended December 31, 2004 compared to $23.8 million in the prior year period. The 17.6% increase is attributable to the performance of video releases for Eternal Sunshine of the Spotless Mind and The Football Factory in the current quarter. Momentum's revenue was $92.4 million for the year ended December 31, 2004 compared to $72.2 million for the year ended December 31, 2003. The increase of $20.2 million or 28.0% in revenue is due to increases in both theatrical and video/DVD revenue. Theatrical revenue benefited from the successful release of Lost in Translation, which has become Momentum's highest grossing film at the box office, and the strong performance of Eternal Sunshine of the Spotless Mind noted above. The success of these two films at the box office also translated into strong video/DVD sales for the year. Additionally, Momentum's strong video/DVD sales reflected the video/DVD release of the successful and locally made The Football Factory, and the re-release of Reservoir Dogs.

        Aurum contributed $30.0 million and $62.9 million in revenue for the three months ended December 31, 2004 and the period from May, 2004 to December 31, 2004, respectively. Theatrical revenues included releases such as Mindhunters and The Phantom of the Opera. Video releases included The Lord of the Rings: The Return of the King and The Passion of the Christ.

        Cinemas revenue was $3.8 million and $15.0 million for the three months and year ended December 31, 2004, respectively, compared to $4.2 million and $14.3 million for the three months and year ended December 31, 2003, respectively. The increase for the year was primarily the result of an increase in theatre admissions, reflecting higher attendance.

        Direct profit for the three months ended December 31, 2004 increased 50.5% to $31.6 million. The acquisition of Aurum contributed $1.7 million or 16.0% to this variance. Domestic Distribution and Momentum were the main contributors to this improved performance. Direct profit for the year ended December 31, 2004 increased $29.1 million or 39.0% to $103.7 million compared to $74.6 million for the year ended December 31, 2003. The acquisition of Aurum in May 2004 contributed $6.2 million or 21.3% to this favourable variance with the remaining increase due to increases in Domestic Distribution and Cinemas, which were partially offset by a decrease in Momentum.

        The $5.1 million increase in direct profit for Domestic Distribution for the three months ended December 31, 2004 is primarily the result of prior year direct profit including significant print and advertising costs ("P&A") for the release of The Lord of the Rings: The Return of the King without including the revenue associated with these costs. The $23.4 million increase in the year to date period is a result of higher revenues as previously noted and the strong performance of Domestic Distribution's current year release slate.

        In the year ended December 31, 2004, Momentum's direct profit declined by $1.3 million due mainly to the poor theatrical performances of Compleat Female Stage Beauty and Wicker Park resulting in less revenue being available to offset P&A costs. Additionally, P&A incurred on Racing Stripes and Vera Drake, scheduled for theatrical release in 2005, further depressed direct profit as no theatrical revenue was recognized to defray the costs of P&A required to be expensed as incurred.

        Aurum contributed $1.7 million and $6.2 million in direct profit, or a direct margin of 5.6% and 9.9% in the quarter and year ended December 31, 2004, respectively. Aurum's direct margins have historically been lower than those of Domestic Distribution and Momentum. However, margins are expected to improve as a result of a new DVD distribution agreement and the new and improved agreements for DVD duplication, film prints and media buying.

        Direct margin for the three months and year ended December 31, 2004 was 21.5% and 20.2% respectively, compared to 16.5% and 19.0% in the prior year, respectively, due to the factors noted above.

        Operating expenses for the quarter ended December 31, 2004 increased $6.2 million to $11.5 million. Operating expenses for the year ended December 31, 2004 increased by $8.4 million to $30.8 million compared to $22.4 million for the year ended December 31, 2003. The variance comprises an increase in Domestic Distribution of $4.0 million and $7.2 million in the quarter and year to date period, respectively. The increase in

Domestic Distribution's operating expenses is a result of $1.0 million in costs relating to the Aurum acquisition, $3.1 million in compensation expense relating to the Long Term Incentive Plan ("LTIP"), and other miscellaneous increases. Additionally, Aurum contributed $2.1 million and $3.7 million to the increase in operating expenses in the quarter and year,respectively.

        The factors noted above contributed to a 28.0% and 39.7% increase in EBITDA in the three months and year ended December 31, 2004, respectively, compared to the same period in the prior year.

Entertainment

        The Entertainment business co-owns and co-produces the highly successful CSI franchise, acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces a limited amount of in-house productions that align with the content needs of Broadcasting.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the year ended December 31, 2004, the Company reduced prime-time drama production to just 72.0 hours, 81% of which were part of the CSI franchise. The decline in revenues in Entertainment is consistent with this strategy.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is a 50/50 co-owned and co-production joint venture with CBS Productions, a subsidiary of Viacom Inc. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licencing.

  ii.
  Licence and re-licence international library of program rights worldwide.    The Company continues to licence its library of approximately 1,000 titles, representing approximately 5,000 hours of programming rights. These rights are typically licenced in "bulk" deals to broadcasters and sub-distributors worldwide.

        As discussed in note 28 to the Company's consolidated financial statements, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of its Entertainment operations and took decisive action in December 2003 to restructure the Entertainment segment. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The total impact of the restructuring on the Company's pre-tax earnings for the year ended December 31, 2003 was $223.7 million. With the restructuring substantially completed, the Company incurred a total of $3.9 million of additional pre-tax charges related to the restructuring during the year ended December 31, 2004.

        As part of Entertainment's restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities. Accordingly, the previously reported results of operations and financial position for these businesses have been reported as discontinued operations (see note 17 to the Company's consolidated financial statements).

        Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited involvement in the creation of content. The Company continues to sell titles from its catalogue, which contains approximately 1,000 titles and 5,000 hours, including CSI, from its international television distribution operation.

        The growth in Entertainment is expected to predominantly relate to the CSI franchise. The Company and CBS Productions recently began producing episodes of a second spin-off to the CSI franchise, CSI: NY. CBS network began airing CSI: NY on Wednesday nights during the 2004/2005 broadcast year starting September 22, 2004. Currently, the Company has licenced international broadcast rights, outside of the United States of America, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations. The Company has already secured international licence agreements for CSI:NY in Australia, France, Germany, Spain, the U.K and a number of other international markets.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of internally produced factual and kids programming.

Results of Operations

        The following table presents a summary of Entertainment operations for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

Three months ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	104.0	79.2	24.8	31.3
Direct operating costs	76.3	251.9	(175.6)	(69.7)

Direct profit (loss)	27.7	(172.7)	200.4	116.0
Operating expenses	5.5	17.6	(12.1)	(68.8)

Earnings (loss) before undernoted (EBITDA)	22.2	(190.3)	212.5	111.7

Year ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
		(pro forma) (unaudited)
Revenue	258.7	260.7	(2.0)	(0.8)
Direct operating costs	183.9	410.7	(226.8)	(55.2)
Direct profit (loss)	74.8	(150.0)	224.8	149.9
Operating expenses	24.6	35.7	(11.1)	(31.1)

Earnings (loss) before undernoted (EBITDA)	50.2	(185.7)	235.9	127.0

        The current quarter increase in revenue over the prior year is due to an increase in CSI revenues over the prior year's quarter of $57.5 million, or 160% mainly as a result of the addition of CSI: NY to the franchise as well as increased international sales, particularly through the Company's participation in exploitation revenues in the United States. The increase was offset by decreased other revenues resulting from fewer deliveries of non-CSI film and television programs as a result of the exit of most of the Company's production business.

        The slight decrease in revenues for the year ended December 31, 2004 over the prior year is the net result of an increase of $73.3 million or 55.6% in CSI franchise revenues offset by a decrease in other Entertainment revenues of $75.3 million or 58.4%. The increase in the CSI revenues for the year is the result of the delivery of an increased number of episodes with the addition of CSI: NY to the franchise, as well as increased international sales as noted above. Also, certain licence fees for the franchise were increased substantially as a result of the attainment of certain ratings. The decrease in other revenues is due primarily to the Company's previously articulated strategy of exiting all non-CSI prime time drama production. Also contributing to the decrease is the adoption of a change in accounting policy with respect to government financing and assistance, which was applied prospectively commencing January 1, 2004. The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact of this change in accounting policy was a reduction in revenue of $11.3 million for the year ended December 31, 2004. (See note 2 of the Company's consolidated financial statements).

        For the quarter ended December 31, 2004, CSI franchise revenue was $93.5 million compared to $36.0 million in the prior year period. For the year ended December 31, 2004, revenue from the CSI franchise was $205.1 million, representing 79.3% of Entertainment's revenue compared to $131.8 million or 50.6% for the prior year. The CSI franchise accounted for $39.5 million of Entertainment's direct profit in the three months ended December 31, 2004 compared to $7.8 million in the same period in the prior year. The CSI franchise accounted for $73.4 million of Entertainment's direct profit in the year ended December 31, 2004 compared to $45.1 million in the prior year. CSI will continue to be become a larger proportion of Entertainment operating results now that the Company has completed its exit from substantially all non-CSI dramatic production.

        The following table shows the Company's Entertainment production deliveries for the three months and year ended December 31, 2004 and 2003.

	Three months ended December 31,		Year ended December 31,
Production Deliveries	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Motion Pictures (number of films)	—	—	1.0	1.0

Television hours:
CSI Vegas/Miami/NY	27.0	17.0	58.0	46.5
Drama	5.0	27.5	14.0	52.0
Movies	—	—	—	4.5
Kids	—	11.0	9.5	19.5

	32.0	55.5	81.5	122.5
Factual	—	14.5	31.0	78.5

        Entertainment direct margin for the three months ended December 31, 2004 includes a 42.2% margin on CSI revenues compared to 21.7% margin on CSI revenues in the prior year's period. During the year ended December 31, 2004, the Company recorded a significant reduction in its investment in film and television programs, representing a reimbursement of production costs to be received over time. As a result of this reduction, sales of the CSI franchise generated higher margins in the year and will continue to do so in the future. Entertainment direct margin for the year ended December 31, 2004 includes a 35.8% margin on CSI revenues compared to 34.2% margin on CSI revenues in the prior year.

        Direct margin on other Entertainment revenues increased dramatically. In the prior year three months and year ended December 31, 2003 period, direct operating expenses included $158.9 million in investment in film and television program impairment charges in connection with the Entertainment restructuring. There is no such charge in the current quarter and year. The Company continues to reduce its production activities to a limited amount of production that align with the needs of its broadcasting operations, primarily in the genres of factual and kids programming.

        The decreases in Entertainment operating expenses in the quarter and year are primarily due to significant operating expenses incurred in the equivalent periods in the prior year with respect to the Entertainment restructuring undertaken in December 2003. The Company is also realizing the expected cost savings anticipated from the restructuring and expects these savings to continue into the future.

        The above contributed to a 111.7% and 127.0% increase in EBITDA for the three months and year ended December 31, 2004 over the comparable periods in the prior year.

Corporate and Other

        Corporate and Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

        Operating expenses in Corporate and Other were $14.5 million and $37.7 million in the three months and year ended December 31, 2004, respectively, compared to $13.1 million and $43.1 million in the same periods in the prior year. Prior year operating costs included a one-time lease abandonment charge of $8.3 million as well as non-recurring costs of $1.8 million related to the Company's structured financing business. After considering these one time charges, operating expenses increased primarily as a result of a significant increase in the Company's stock based compensation costs attributable to a significant increase in the Company's share price in the past year, as well as increased professional fees related the commencement of management's review and assessment of internal controls as required under Sarbanes Oxley and Bill C-198.

Other Statement of Earnings (Loss) Items

        Amortization    Amortization includes development costs charges, amortization of property and equipment, and amortization of other assets. Amortization was $4.8 million for the quarter ended December 31, 2004 compared to $34.6 million for the quarter ended December 31, 2003. For the year ended December 31, 2004, amortization decreased by $42.7 million to $21.3 million. This decrease is mainly a result of a reduction in unamortized development costs as a result of the restructuring of our Entertainment operations in the prior year, as described in note 28 of the Company's consolidated financial statements. In the prior year, $30.8 million in amortization related to the Entertainment restructuring resulting from decisions to abandon projects as a result of the restructuring. Also included in the prior year's amortization was a reduction of property and equipment of $1.0 million related to the abandonment of one of the Company's offices. For the year ended December 31, 2004 $1.9 million of the amortization expense was incurred in connection with the Entertainment restructuring plan.

        Interest    Interest expense decreased $10.8 million to $11.9 million for the three months ended December 31, 2004 compared to $22.7 million for the three months ended December 31, 2003. For the year ended December 31, 2004, interest expense decreased $29.8 million to $58.2 million compared to $88.0 million for the year ended December 31, 2003. The decrease is the result of the strengthening Canadian dollar relative to the US dollar, which reduced the interest expense on the Company's US denominated debt. In addition, lower borrowings on the Company's revolving credit facility resulted in decreased interest costs driven by the Company's continued debt reduction efforts. Interest income increased, reducing net interest expense, as a result of interest recognized with respect to long term receivables held by the Company. Net indebtedness (indebtedness less cash and cash equivalents) increased from $373.0 million at December 31, 2003 to $428.6 million at December 31, 2004, an increase of $55.6 million. The increase results from the Company's acquisition of Aurum, and from the $24.0 million premium paid on the redemption of the senior subordinated notes. The comprehensive refinancing undertaken by the Company in December 2004 is expected to significantly reduce interest costs in the future.

        The decrease in interest expense for the three months ended December 31, 2004 compared to December 31, 2003 is comprised of a $6.5 million decrease in cash interest expense and a $4.3 million decrease in non-cash interest charges. The decrease in interest expense for the year ended December 31, 2004 compared to the equivalent period in the prior year is comprised of a $21.7 million decrease in cash interest expense and a $8.1 million decrease in non-cash interest charges. These non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities. The non-cash interest charges also include a decrease in amortized interest due to a change in accounting policy with respect to the amortization of interest previously capitalized, which was applied prospectively commencing January 1, 2004. The amortization of investment in film and television programs now includes the amortization of interest previously capitalized. (See note 2 of the Company's consolidated financial statements). As a result of this change in accounting policy, the amortization of investment in film and television programs includes $1.0 million of amortization of interest previously capitalized.

        For the quarter ended December 31, 2004, interest expense includes nominal amounts capitalized to investment in film and television programs compared to $2.4 million in the prior year's quarter. For the year ended December 31, 2004, interest expense is net of amounts capitalized to investment in film and television programs of $1.6 million compared to $8.5 million in the prior year. Interest expense for the quarter and year ended December 31, 2004 does not include amortization of interest previously capitalized to investment in film and television programs due to a change in accounting policy described above. However, $6.8 million and $13.5 million was included in interest expense in the prior year's quarter and year, respectively, for amortization of interest previously capitalized to investment in film and television programs.

        Deferred financing cost amortization totals $1.4 million for the quarter December 31, 2004 compared to $1.3 million in the prior year's quarter. Deferred financing cost amortization totals $5.3 million for the year ended December 31, 2004 compared to $6.8 million in the prior year. This decrease is a result of a reduction in deferred financing fees in the prior year as a result of decreasing the borrowing capacity on the Company's senior revolving credit facility. The decrease was partially offset by the amortization of deferred financing fees on Distribution LP's credit facilities. The Company incurred additional deferred financing costs of $8.5 million during the year ended December 31, 2004 as a result of the December 2004 comprehensive debt refinancing as well as amendments made to Distribution LP's credit facilities.

        Equity Losses in Affiliates    Equity losses in affiliates for the quarter ended December 31, 2004 was nil compared to $0.1 million for the quarter ended December 31, 2003. For the year ended December 31, 2004, equity losses remained constant at $0.1 million compared to the prior year. Equity losses in affiliates include the Company's share of losses from its investments in two digital specialty television channels, One: The Body, Mind and Spirit Channel and Scream, and its investment in ExtendMedia Inc.

        Income Taxes    The income tax provision for the three months ended December 31, 2004 decreased by $41.5 million to a recovery of $1.9 million compared to the three months ended December 31, 2003. For the year ended December 31, 2004, income tax provision decreased $52.2 million to $0.6 million compared to $52.8 million in the equivalent period in the prior year. The decrease in the quarter and year is the result of management's assessment that certain future tax assets previously provided for are now expected to be recovered. The recovery of $22.1 million in valuation allowance was offset by certain adjustments to management's previous estimates related to certain tax exposures.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss)) Operating loss for the three months ended December 31, 2004 was $10.4 million compared to an operating loss of $244.6 million for the three months ended December 31, 2003. Net operating loss for the three months ended December 31, 2004 was $2.9 million, compared to a net operating loss of $257.6 million in the three months ended December 31, 2003.

        On a per share diluted basis, net operating loss was $0.07 for the three months ended December 31, 2004 compared to net operating loss per share of $6.02 in the comparable period in the prior year.

        Operating earnings for the year ended December 31, 2004 was $9.8 million compared to an operating loss of $294.5 million for the year ended December 31, 2003. Net operating earnings for the year ended December 31, 2004 was $16.8 million, compared to a net operating loss of $309.4 million in the year ended December 31, 2003.

        On a per share diluted basis, net operating earnings was $0.39 for the year ended December 31, 2004 compared to net operating loss per share of $7.25 in the comparable period in the prior year.

        Adjusted Operating Earnings (Loss)    As defined on page 35, adjusted operating earnings for the three months ended December 31, 2004 was $25.7 million compared to $35.8 million of adjusted operating loss in the prior year's three months. Adjusted net operating earnings for the quarter ended December 31, 2004 was $20.2 million, compared to adjusted net operating loss of $123.9 million in the prior year's three months.

        On a per share diluted basis, adjusted net operating earnings was $0.46 for the quarter ended December 31, 2004 compared to adjusted net operating loss per share of $2.90 in the comparable period in the prior year.

        Adjusted operating earnings for the year ended December 31, 2004 was $49.1 million compared to $85.7 million of adjusted operating loss in the prior year. Adjusted net operating earnings for the year ended December 31, 2004 was $41.9 million, compared to adjusted net operating loss of $175.7 million in the prior year's period.

        On a per share diluted basis, adjusted net operating earnings was $0.96 for the year ended December 31, 2004 compared to adjusted net operating loss per share of $4.11 in the comparable period in the prior year.

        Net Investment (Gains) Losses, net Investment gains for the quarter ended December 31, 2004 total $1.8 million, and include a $5.0 million gain relating to a mark to market adjustment reflecting the change in fair value of rights to receive units in a certain investee, and a $1.1 million gain on the conversion and subsequent sale of units of one of the Company's investments. The Company also recorded a loss of $0.5 million as a result of a settlement with respect to warrants the Company held. Additionally, after a review by management of the valuations of certain investments carried at cost, the Company recorded a pre-tax impairment charge of $5.0 million. The Company also received funds upon the wind up of one of its investments with a carrying value of nil, resulting in a gain of $1.2 million. For the year ended December 31, 2004, investment gains total $2.2 million, and include a $6.2 million gain recognized reflecting the change in fair value of the right noted above, a $1.1 million gain on the conversion and subsequent sale of units of one of the Company's investments and a $1.2 million gain related to proceeds received noted above, offset by $0.2 million of losses incurred on the disposal of assets, $1.1 million loss on the warrants noted above, and a pre-tax impairment charge on its investments carried at cost totaling $5.0 million.

        Unusual Items    Unusual items were $36.1 million for the quarter and year ended December 31, 2004, compared to $12.0 million and $17.2 million for the quarter and year ended December 31, 2003, respectively. The Company refinanced its existing credit facilities on December 20, 2004 and recorded a $12.1 million write down of deferred financing costs associated with the previous revolving credit facility and senior subordinated notes, as well as a $24.0 million redemption premium related to the senior subordinated notes. Unusual items for the prior years' quarter include $12.0 million of severance and professional fees related to the December 2003 restructuring related to the Company's Entertainment business. Also, included in the prior year is a final production financing non-fulfillment payment made in July 2004, as well as additional severance and professional fees related to a March 2003 restructuring of the Company's Entertainment business.

        Net Earnings (Loss) The net earnings for the three months ended December 31, 2004 was $9.6 million compared to the net loss of $151.7 million for the three months ended December 31, 2003. On a basic and diluted basis, net earnings per share were $0.22 for the three months ended December 31, 2004 compared to a basic and diluted net loss per share of $3.54 for the three months ended December 31, 2003.

        The net earnings for the year ended December 31, 2004 was $29.7 million compared to the net loss of $182.1 million for the year ended December 31, 2003. On a basic and diluted basis, net earnings per share were $0.69 and $0.68 respectively for the year ended December 31, 2004 compared to net loss per share of $4.26 for the year ended December 31, 2003.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is capital intensive. This results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $208.6 million at December 31, 2004 compared to a deficiency of $211.4 million at December 31, 2003, representing an improvement of $2.8 million. The most significant contributors to the improvement in the Company's working capital are the increase in accounts receivable caused by the increase in revenue, a decrease in accounts payable, excluding the acquisition of Aurum, caused by the repayment of production financing arrangements and the exit of certain production business, and the increase in operating cash flow offset by increases in income taxes payable and deferred revenue.

        The Company's operating cash flow (see note on non-GAAP measures on page 35 for the definition and calculation of operating cash flow) for the three months ended December 31, 2004 was an inflow of $5.9 million compared to an inflow of $13.6 million for the three months ended December 31, 2003, representing a decrease of $7.7 million. Operating cash flow for the year ended December 31, 2004 was an inflow of $36.6 million compared to an outflow of $70.7 million in the prior year, representing an increase of $107.3 million. These variances are due to an increase in operating earnings and a net reduction in investment in film and television programs and reflect the Company's previously articulated strategy to significantly reduce its capital-intensive production activities.

        The Company's free cash flow (see note on non-GAAP measures on page 35 for the definition and calculation of free cash flow) for the three months ended December 31, 2004 was an inflow of $32.7 million compared to an inflow of $198.8 million for the three months ended December 31, 2003, representing a decrease of $166.1 million. Free cash flow for the year ended December 31, 2004 was an outflow of $23.1 million compared to an inflow of $160.1 million, representing a decrease of $183.2 million. Free cash flow for the three months and year ended December 31, 2003 included proceeds of $162.4 million related to the initial public offering of Movie Distribution Income Fund. The quarter and year ended December 31, 2004 were positively affected by an increase in operating earnings and a net reduction in the investment in film account, and adversely affected by an increase in non-cash operating balances and the acquisition of Aurum. The increase in non-cash operating balances was mainly due to an increase in accounts receivable, which was caused by increased revenue, and reimbursements accrued with respect to costs incurred for one of the Company's productions.

        Any deficiencies in the Company's operating or free cash flow are typically funded by the Company's $175.0 million revolving credit facility or by debt or equity issuances.

        As previously mentioned, the Company's net debt, which comprises the revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, increased over the prior year by $55.6 million, from $373.0 million at December 31, 2003 to $428.6 million at December 31, 2004, primarily as a result of the acquisition of Aurum and the premium paid upon redemption of the Company's senior subordinated notes. This short-term debt increase is not significant and relates to capital transactions that will benefit the Company in the long term. The Company remains keenly focused on reducing its overall indebtedness. The Company expects to fund its debt reduction program through operating cash flow, driven in part by the continued ratings success of CSI and increased earnings in our Broadcasting operations.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business. As planned, these funds were used to significantly pay down the Company's debt. The Company continues to consolidate the operations of Distribution LP into the Company's results. Although a $50.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distributions of Distribution LP. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units. These distributions will be funded through cash flow from operations.

        Commitments    As disclosed in the notes to the consolidated financial statements, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's revolving credit facility (in millions of Canadian dollars).

	2005	2006	2007	2008	2009	Thereafter	Total
Term loans principal*	10.1	66.3	22.9	42.5	55.5	286.3	483.6
Interest on term loans*	17.9	17.4	16.6	15.5	13.5	24.1	105.0
Broadcast and distribution rights(1)	102.9	47.6	12.5	9.8	9.0	—	181.8
Operating leases(2)	16.3	13.1	10.3	9.6	9.3	79.8	138.4
Production financing arrangements*	14.7	1.4	—	—	—	—	16.1
Broadcast intangibles acquisition liabilities	2.0	2.0	1.0	—	—	—	5.0
Consulting contracts(3)	0.8	0.8	0.8	0.8	—	—	3.2

Total contractual obligations	164.7	148.6	64.1	78.2	87.3	390.2	933.1

*
Based on a U.S foreign exchange rate of $1.202 consistent with the rate as at December 31, 2004.

(1)
At December 31, 2004, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future expenditures of $181.8 million, which are not reflected on the balance sheet.

(2)
The Company is committed with respect to operating leases for office premises and equipment for the next 14 years, which are not reflected on the balance sheet.

(3)
During the nine-month period ended December 31, 2003, the Company entered into an arrangement with two former senior officers for them to provide consulting services to the Company for a five-year period ending December 31, 2008, for fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million. During the year ended December 31, 2004, $1.4 million was paid to the two former senior officers under this arrangement (refer to the note 27 to the Company's consolidated financial statements).

Capital Resources

        In December 2004, the Company completed a refinancing of substantially all of its existing credit facilities. The existing senior revolving credit facility and senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility.

        Revolving Credit Facility    At December 31, 2004, the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At December 31, 2004 no amounts were drawn on this facility.

        The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Canadian prime rate or the U.S. base rate plus a margin of 100 to 200 basis points, or the Banker's Acceptance rate or the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two thirds of the revolving credit facility commitment. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

        In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 million of the term loan facility to the new revolving term credit facility. Additionally, $25.0 million in new credit was authorized, creating a new revolving term credit facility of $50.0 million. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred fees of $1.0 million as a result of the modification to the facilities, which are being deferred and amortized.

        As at December 31, 2004, none of the revolving credit facility and none of the revolving term facility have been drawn and Distribution LP had unused credit facilities aggregating $75.0 million.

        Senior Subordinated Notes    The Company had US$300.0 million senior subordinated notes that were to mature December 15, 2009. At any time after December 15, 2004 the Company could redeem all or a portion of the notes at specific redemption prices plus accrued interest to the date of the redemption. In December 2004, as part of the Company's comprehensive refinancing, the senior subordinated notes were repaid, including a $24.0 million redemption premium.

        Term Loans    Term loans include the Company's five-year US$108.6 million term loan A credit facility and seven-year US$250.0 million term loan B credit facility. Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

        Advances under the five-year US$108.6 million term loan A credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points. Advances under the seven-year US$250.0 million term loan B credit facility bear interest at the LIBOR rate plus a margin of 175 basis points. The principal amount of all advances under the term loan A and term loan B credit facilities will be repaid in 19 and 27 consecutive quarterly installments, respectively, commencing June 30, 2005.

        In May 2004, Distribution LP's term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility. At December 31, 2004, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Banker's Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The term loan matures on October 15, 2006.

        Capital Expenditures As at December 31, 2004 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for Calendar 2004 was funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $428.6 million on December 31, 2004. With a continued keen focus on generating free cash flow, the Company successfully completed a refinancing of substantially all of its existing credit facilities. As a result, management expects significant interest expense savings in the future.

        In order to achieve the Company's long-term growth strategy, which may involve the launch of additional specialty television channels and Distribution LP's expansion into continental Europe, additional sources of capital may be required. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. Additionally, the Company has historically been successful in securing a committed senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. As in prior years, the Company was able to raise funds through increased borrowings under its senior credit facilities and through the issuance of Ordinary LP Units to finance the acquisition of Aurum during the current year.

        Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Related Party Transactions

        In the normal course of business, the Company acquires, at fair value, broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2004, these purchases totaled $7.6 million. At December 31, 2004, included in accounts payable are amounts due to these related parties of $4.5 million.

        The Company has entered into trademark and franchise payment agreements, at fair value, with minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2004, the Company paid $3.6 million related to such agreements. At December 31, 2004, the amount due to these related parties was $5.8 million, of which $3.9 million is included in long-term liabilities pertaining to certain broadcast intangible assets described in note 6 to the Company's consolidated financial statements.

        During the year ended March 31, 2003, the Company provided loans, primarily for the purpose of financing working capital requirements, of $2.3 million to equity accounted investees. During the nine-months ended December 31, 2003 the Company provided further advances of $1.0 million. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2004 is $4.2 million due from these related parties. During the year ended December 31, 2004 the Company recognized interest income of $0.5 million in connection with these loans.

        Loans, primarily for the purpose of share purchase, of $2.1 million are due from senior officers. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

        In 2003, the Company entered into an arrangement with two former senior officers to provide consulting services for a five-year period ended December 31, 2008. This arrangement has fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million, depending upon achievement of targets. During 2004, $1.4 million was paid to the two former senior officers under this arrangement.

        During 2004, Distribution LP incurred $1.0 million of costs related to the issuance of Fund Units. Upon the creation of the Fund in October 2003, $13.1 million of costs related to the issuance of Fund Units were borne by Distribution LP. These issue costs were deducted from the partners' capital of Distribution LP at the date of formation and subsequent issue of additional Fund units.

        At the time of the transfer of the net assets into Distribution LP, the Company agreed to discharge $24.3 million of liabilities included in the net assets transferred to Distribution LP. This amount was paid during the year ended December 31, 2004.

        On October 15, 2003, the Fund, and its wholly-owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the year ended December 31, 2004, Distribution LP incurred expenses of $0.6 million in connection with the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 million in connection with the Support Agreement.

        The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

        Consideration Pool Plan Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 million to be paid over a four-year period, commencing in February 2005 and terminating January 2009. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan.

        Equity Bonus Pool Plan Under the Equity Bonus Pool Plan, participating employees will be entitled to cash awards from a pool of up to $10.0 million upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement).

        Capital Pool Plan Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

        Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

        After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

        In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

        For the year ended December 31, 2004, Distribution LP recorded compensation expense of $0.2 million in respect of Employment Distribution Amounts paid to participants under the Capital Pool Plan. No amounts were recognized as compensation expense in respect of the Consideration Pool Plan or the Equity Bonus Pool Plan.

        The Company made the first payment under the Consideration Pool Plan in February 2005 in the amount of $1.0 million.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At March 28, 2005 the Company had 1,005,447 Class A Voting Shares and 42,488,062 Class B Non-Voting Shares outstanding compared to 2,845,071 Class A Voting Shares and 40,387,164 Class B Non-Voting Shares outstanding as at December 31, 2004. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

        Standby Letters of Credits    The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $28.1 million of which $14.8 million was for tax assessments which are currently under appeal and $13.3 million was for payments to be made under various distribution and licencing agreements. As at December 31, 2004, the Company does not expect to make any additional payments associated with these guarantees.

        Sale-Leaseback Arrangements    The Company has entered into various production financing arrangements with unrelated UK limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The cash proceeds placed in trust represent the discounted future lease payments due to limited partnerships. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $157.8 million as at December 31, 2004.

        The Company believes that the possibility of these arrangements being terminated is remote as the right to terminate arises only if the bank guarantor fails to meet its obligations.

        Other Production Financing Arrangements    The Company entered into various production financing arrangements whereby the rights, title and interest to certain film and television programs were sold to unrelated limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. As consideration for these rights, the Company agreed to provide a series of minimum guarantee payments to the limited partnerships. The Company's obligation to make these future payments exactly equals the amounts due to the Company from the limited partnerships in respect of the initial sale of the productions. As the amounts due to the Company from the limited partnerships will be realized and the future minimum guarantee payments will be settled simultaneously, the Company has reported its receivable from the limited partnership and its payable to the limited partnership on a net basis. The receivables and payables under these arrangements amounted to $113.7 million as at December 31, 2004. The Company believes that the possibility of it being required to make additional future payments in respect of these obligations is remote.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of the Company's revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 37% of our revenues for the year ended December 31, 2004 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated term loans and expenditures on certain film and television programs. As at December 31, 2004, there were nominal foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans. As at December 31, 2004, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

        Portfolio Risk    The Company owns a right to receive units in a publicly traded company. The amount is recorded in the financial statements at its market value. The market value of the right may vary substantially. During the year ended December 31, 2004 the Company recognized gains of $6.2 million reflecting the change in fair value of the right.

Critical Accounting Policies and Estimates

        The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates. For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements.

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2"). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film and television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

        During the nine-months ended December 31, 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business. As a result, management's estimates of total revenue from all media and markets for certain titles held by Entertainment were revised, resulting in the recognition of a $158.9 million write down to investment in film and television programs. This write down was included in direct operating costs for the nine months ended December 31, 2003. No further write-downs of Entertainment investment in film and television programs are anticipated in connection with this restructuring.

        Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write down will not have a significant impact on its results of operations, prospects or financial condition.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered, including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings. The Company recorded in investment (gains) losses line on the statement of earnings (loss) non-cash impairment charges of $5.0 million for the year ended December 31, 2004, $5.8 million for the nine-months ended December 31, 2003 and $38.6 million for the year ended March 31, 2003.

        Goodwill and Broadcast Licences    On April 1, 2001, the Company adopted the recommendations of the new Canadian Institute of Chartered Accounts ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences of the Company are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Impairment indicators include the existence of significant restructuring plans, the existence of significant adverse changes in the business climate and the existence of significant write-downs of assets. Fair value is based on discounted estimated future cash flows from operations. Based on the valuation testing performed for the year ended December 31, 2004, the Company determined that its goodwill and other intangible assets were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

        Provisions    Balance sheet provisions for accounts receivable, loans receivable, future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant.

        The provision for accounts receivable is based on specifically identified accounts where management believes that collection is doubtful. These accounts are identified based on customer knowledge and past experience. Historically, management's estimate of the required provision has been adequate.

        The provision for loans receivable is based on specifically identified loans when management believes that collection is doubtful.

        In recording future tax assets, the Company has established a valuation allowance against a portion of these based on a current assessment of the recoverability of these future tax assets. Management's assessment of the Company's ability to realize future income tax assets is performed on a legal entity basis and is based on existing tax laws and estimates of future taxable income. Where, in the opinion of management, the value of future income tax assets exceeds the estimate of amounts expected to be realized, a valuation allowance is recorded to reduce the future income tax asset. If the Company's assessment changes in the future, the valuation allowance will increase or decrease accordingly, resulting in corresponding decreases or increases in income, respectively, in that period. The valuation allowance is in no way indicative of the availability of income tax losses or other timing differences to offset future profits earned. Rather, the valuation allowance reduces the future income tax asset to management's estimate of the future tax asset that will be realized as a reduction of cash income taxes paid in the future.

        The provision for returns of product is based on historical return patterns. Product returns are generally linked to the theatrical success of individual titles. Management tracks sales performance on a regular basis to establish adequate returns provisions on a title-by-title basis.

        Provisions for legal issues are based on management's best estimate of the probable outcome and resolution of legal matters.

        The above estimates are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on the Company's results of operations, prospects or financial condition.

        Income tax reassessments    The Company is subject to periodic reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In November 2003 and December 2002, a subsidiary of the Company received provincial and federal income tax reassessments respectively for approximately $21.2 million, including interest and penalties. The provincial and federal income tax reassessments relate to the same issues. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessments run counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

Accounting Changes and Recent Accounting Pronouncements

        In 2003, the CICA issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company no longer uses historical industry practice as a source of authority, and accordingly on January 1, 2004 adopted the following changes prospectively:

  (i)
  The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact on the year ended December 31, 2004 is a reduction in revenue of $11.3 million, a reduction of direct operating expenses of $10.4 million and a reduction of direct profit of $0.9 million.

  (ii)
  The amortization of interest previously capitalized of $1.0 million for the year ended December 31, 2004 has been recorded as a direct operating expense rather than as interest expense.

  (iii)
  The amortization of broadcast program rights now begins when the program licence window commences and not when the program is premiered. The impact on the year ended December 31, 2004 is an increase in direct operating expenses of $5.6 million.

        In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The adoption of this standard had no material impact on the Company's results of operations or financial position.

        In December 2003, the Emerging Issues Committee of the CICA released EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables". EIC-141 provides interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. The adoption of these standards had no material impact on the Company's results of operations or financial position.

        In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for the Company on January 1, 2005. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has not yet determined the impact of the adoption of this standard on its financial results.

        In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments — Recognition and Measurement". The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

        In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

        In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income". The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

Financial Instruments

        The estimated fair values of financial instruments as at December 31, 2004 is based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

        Financial instruments with carrying values different from their fair values include:

	December 31, 2004
	Carrying Value	Fair Value
	(in millions of Canadian dollars)
Financial assets
Investments	16.4	22.9

        Accounts receivable are recognized at fair value, based on discounting future cash flows using rates currently available for similar instruments. At December 31, 2004, included in accounts receivable are amounts due beyond December 31, 2005 totalling $28.4 million (December 31, 2003 — $30.9 million). Also included in accounts receivable is a long-term receivable of $65.5 million related to one of the Company's productions. The amount will be collected in monthly instalments of $2.2 million until July 2007. The receivable was recognized at its fair value, being the sum of discounted future cash flows using rates available for similar instruments.

        The fair value of investments is based on the trading value of publicly traded investees at December 31, 2004.

        As part of the November 2003 sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the year ended December 31, 2004, these cash flow targets were met, and accordingly, an investment gain of $6.2 million was recognized reflecting the change in fair value of the right. The right is valued based on the trading price of the underlying units, which was $14.70 per unit on December 31, 2004. The fair value also includes $0.8 million in distributions earned but not yet received.

Industry Risk and Uncertainties

        The television and motion picture industries and specialty television broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company's control. A lack of audience acceptance for any of the CSI franchise, motion pictures distributed by Distribution LP or specialty television channels owned by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

        In addition, television production and distribution costs, motion picture distribution costs and broadcasting programming costs, continue to rise. The Company's businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of the broadcasting revenue is from advertising sales. The Company competes for advertising sales with other television channels, radio and print media. The Company's inability to generate advertising revenue could adversely affect its operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of the Company's television programs, motion pictures distributed, or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. The Company cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

        The production, completion and distribution of television programs requires a significant amount of capital. Actual television program costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a television production. Although the Company generally completes television productions within budget, the Company cannot be certain that it will continue to do so. In the event of substantial budget overruns the Company may have to seek additional financing from outside sources in order to complete production of a television project. The Company cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, the Company cannot be certain that it will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on the Company's businesses, results of operations, prospects and financial condition. Notwithstanding the foregoing, as the CSI franchise programs are the main focus of the Company's television production activities, many of the risks associated with new production activity is minimized.

        The business of producing and distributing television programs and distributing motion pictures is highly competitive. We face intense competition from other Canadian and international producers and distributors, many of whom are substantially larger and have greater financial resources than we do and some of which own their own television networks. We compete with other television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. In addition, the CRTC and foreign regulatory authorities continue to licence additional television channels, thereby further fragmenting the television audience, increasing competition and creating downward pressure on program licence fees. The Company cannot be certain that it will be able to successfully compete in these areas in the future or that we will continue to acquire rights to additional successful programming or enter into agreements for the financing, distribution or licencing of programming on terms favourable to us. Our failure to do so could have an adverse impact on our businesses, results of operations, prospects or financial condition.

        The Company's specialty television channels are regulated by the CRTC, which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew any of its licences on favourable terms, or at all, would have an adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

        The Canadian broadcast, production and distribution industries are supported by various government and private initiatives to foster the creation of Canadian film and television programming. The private mechanisms are often mandated by the CRTC in response to change of control of a regulated asset. These initiatives and government programs make up the complex system of financial support for the industry. Any change in the nature of these programs or their interactions with each other may provide risk to the Company's broadcast, production and distribution businesses. As well, if the CRTC's general approach to licencing broadcast services and to requiring Canadian content as part of any licence were to change, it could change the market for programs as well as the value of the Company's current specialty television licences.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect the Company's relationships with foreign partners in broadcasting or its position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production the Company's broadcast business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since the Company's broadcast conditions of licence determine its original production needs, these reviews and modifications could be a risk to some of the Company's specialty television channels.

        As part of the Company's business strategy, we intend to continue expansion of the Company's non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of revenue from outside of Canada. The Company's ability to maintain or expand its international business, as well as its ability to contract upon favourable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, the Company cannot be certain that its international operations will continue to be successful.

        The Company's Motion Picture Distribution business obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, Distribution LP has exclusive output agreements with a limited number of U.S.-based independent studios, including New Line Cinema, Miramax Films and Focus Features and Newmarket Films and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom and Spain, Distribution LP most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in that territory. Overall, a relatively small number of producers represent a substantial proportion of the Motion Picture Distribution business total revenue. For the year ended December 31, 2004, motion pictures acquired under these three output agreements accounted for approximately 46.0% of Distribution LP's revenue. Management believes that Distribution LP's financial performance is, and will continue to be, significantly dependent on Distribution LP's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance.

        Distribution LP has longstanding relationships with its three principal content suppliers and has renewed the relevant output agreements on multiple occasions. However, each of these agreements will expire between 2005 and 2007 and there can be no assurance that all or any of them will be renewed at all, or on terms as favourable to the Company as the current agreements. In particular, any of Distribution LP's content suppliers could instead elect to enter into exclusive distribution agreements with a competitor of the Company. Certain of the independent studios with which the Company currently has a significant Canadian distribution relationship, including Miramax, New Line and Focus Features, are affiliates of major studios that have their own distribution capability in Canada. There can be no assurance that these or other content suppliers to Distribution LP would not determine, or be required by their respective affiliates, to use this captive distribution capability rather than contracting with the Company for distribution rights. The loss of one or more of these distribution agreements with a significant content supplier could have a material adverse effect on the business of Distribution LP.

        The entertainment industry in general, and the motion picture distribution industry in particular, continues to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of motion pictures and television series. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. Although the Company has benefited from the rapid growth in the DVD market, there can be no assurance that such growth and penetration rates will continue. Additionally, technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicenced broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD's of motion pictures or of boxed sets of television series from unauthorized vendors.

        In the broadcast sector, personal video recorders and similar embedded digital technology enable consumers to program shows to be watched at a later date and to bypass the commercials. If the use of such devices to bypass commercials should become widespread, there could be a negative impact on our advertising revenue. In addition, there is some pressure from both the private and public sectors to migrate all cable analog broadcast services to digital technology ("digital migration") in order to free up the limited bandwidth for other uses. Because of its labour intensive technology, analog channels are offered by cable companies grouped together as tiers and not on an individual or theme basis. Therefore, cable analog subscribers are currently required to subscribe for an entire tier in order to receive particular channels of their choice. Subscribers of analog channels do not have the flexibility that digital offers in subscribing for theme based or individual pick and pay channels. If digital migration takes place and if the cable companies are permitted to offer their subscribers theme based or individual pick and pay channels, there is a risk that current subscribers to one or more of our analog channels as part of a cable tier may not choose to subscribe to the Company's channels once they are available in digital format.

        The independent studios' need for distributors is based in part on the fact that the studios would incur substantial film print costs if they attempted to directly distribute their motion pictures on a worldwide basis. Partly because of these significant print costs, certain independent studios choose to retain distributors in national markets, thereby sharing the cost and risks associated with worldwide distribution among a number of different strategic partners. Technological developments permitting the digital distribution of motion pictures as an economic basis and its general adoption within the industry could reduce film print costs significantly, thereby making it more attractive for producers to distribute their own motion pictures. Although this technology has yet to be widely adopted by exhibitors (due in part to the significant capital costs that would be associated with the widespread adoption of this technology), expansion of this technology could adversely affect the Motion Picture Distribution business.

        Distribution rights to motion pictures are granted legal protection under the copyright laws of Canada, the United Kingdom, Spain and most other foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. From time to time, various third parties contest or infringe upon the Company's intellectual property rights. There can be no assurance that the Company's actions to establish and protect trademarks and other proprietary rights will be adequate to prevent imitation by others of motion pictures distributed by the Company or to prevent third parties from seeking to block the Company's distribution of motion pictures as a violation of their trademarks and proprietary rights. Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company's trademarks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada, the United Kingdom or Spain.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of motion pictures delivered or made available to various distribution platforms during that period, none of which can be predicted with certainty. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. In addition, where the Motion Picture Distribution business obtains distribution rights under an output agreement or multi-picture agreement, the anticipated exhibition schedule of motion pictures for their theatrical release and exploitation through successive distribution windows is not consistent from year to year. Consequently, the Company's revenue fluctuates from period to period.

        The Motion Picture Distribution business may also experience variation in its operating results, particularly in respect of theatrical exhibition revenues, as a result of an undersupply of motion pictures. This may occur due to seasonal variations in the major studios' release schedules or during a period when the business has been unable to, or determined not to, secure distribution rights to available motion pictures. In this circumstance, the Company's overall revenues would be adversely affected, and although it would not incur the distribution and P&A costs associated with a theatrical or other release, its distributable cash may nevertheless be adversely affected.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian

GAAP, is defined as earnings before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, dilution gains, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit is defined as revenue less direct operating expenses, as defined in note 25 to the Company's consolidated financial statements.

        Operating earnings (losses) and net operating earnings (losses)    Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

        Adjusted EBITDA, adjusted operating earnings (losses), and adjusted net operating earnings (losses) Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment in Fiscal 2004. Additionally, Calendar 2004 earnings (loss) from operations before undernoted and discontinued operations also includes $12.1 million related to the write down of deferred financing costs associated with the Company's previous senior revolving credit facility and senior subordinated notes, as well as a $24.0 million redemption premium related to the senior subordinated notes. Management does not expect to undertake restructuring activities or refinancing activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, the write down of deferred financing costs, and the redemption premium on the senior subordinated notes, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

        Operating cash flow and free cash flow Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached audited consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit, operating earnings (losses), net operating earnings (losses), adjusted EBITDA, adjusted operating earnings (losses) and adjusted net operating earnings (losses) have been reconciled to their related Canadian GAAP measures on pages 37 to 41. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 39 and 41.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended December 31,		For the year ended December 31,
	2004	2003	2004	2003
		(unaudited)		(proforma) (unaudited)
Net earnings (loss) for the period, as reported under Canadian GAAP	9.6	(151.7)	29.7	(182.1)
Add: Discontinued operations, net of tax	0.5	(15.1)	(4.1)	(16.3)
Provision for (recovery of) income taxes	(1.9)	39.6	0.6	52.8
Foreign exchange (gains) losses	(15.8)	(1.5)	(22.4)	(47.5)
Dilution gains	—	(145.1)	—	(145.1)
Investment losses (gains), net	(1.8)	(1.0)	(2.2)	11.1

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(10.4)	(244.6)	9.8	(294.5)
Add: Minority interest	8.4	8.3	34.0	11.2
Equity losses in affiliates	—	0.1	0.1	0.1
Interest	11.9	22.7	58.2	88.0
Unusual items	36.1	12.0	36.1	17.2
Amortization, including development costs charges	4.8	34.6	21.3	64.0

EBITDA	50.8	(166.9)	159.5	(114.0)
Add: Operating expenses	47.2	53.4	152.5	160.6

Direct profit (loss)	98.0	(113.5)	312.0	46.6
Operating earnings (loss)	(10.4)	(244.6)	9.8	(294.5)
Less: Provision for (recovery of) income taxes on operating earnings (loss)	(7.5)	13.0	(7.0)	14.9

Net operating earnings (loss)	(2.9)	(257.6)	16.8	(309.4)
Operating earnings (loss)	(10.4)	(244.6)	9.8	(294.5)
Add: Restructuring items in amortization, including development costs charges	—	30.8	1.9	30.8
Restructuring items and refinancing costs included in unusual items	36.1	12.0	36.1	12.0
Restructuring items included in direct operating costs	—	165.3	—	165.3
Restructuring items included in operating expenses	—	0.7	1.3	0.7

Adjusted operating earnings (loss)	25.7	(35.8)	49.1	(85.7)
Adjusted operating earnings (loss)	25.7	(35.8)	49.1	(85.7)
Less: Provision for (recovery of) income taxes on adjusted operating earnings (loss)	5.5	88.1	7.2	90.0

Adjusted net operating earnings (loss)	20.2	(123.9)	41.9	(175.7)
EBITDA	50.8	(166.9)	159.5	(114.0)
Add: Restructuring items included in operating expenses	—	0.7	1.3	0.7
Restructuring iems included in direct operating expenses	—	165.3	—	165.3

Adjusted EBITDA	50.8	(0.9)	160.8	52.0

        The following table presents a reconciliation of diluted net earnings (loss) per common share, as reported under Canadian GAAP, to diluted net earnings (loss) from operations before undernoted per common share, net of applicable taxes (net operating earnings (loss) per common share) and to adjusted net operating earnings (loss) per common share for the three months and year ended December 31, 2004 and 2003:

	For the three months ended December 31, 2003
	2004	2003
		(unaudited)
Net earnings (loss) per common share, as reported under Canadian GAAP	0.22	(3.54)
Discontinued operations, net of income taxes of $1.4 million (December 31, 2003 — $1.4 million)	(0.01)	0.35

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	0.21	(3.19)
Foreign exchange (gains) losses, net of income taxes of $4.0 million (December 31, 2003 — $0.8 million)	(0.27)	(0.05)
Investment losses (gains), net of income taxes of $1.5 million (December 31, 2003 — $1.2 million)	(0.01)	—
Dilution gains, net of income taxes of nil (December 31, 2003 — $26.2 million)	—	(2.78)

Net operating earnings (loss) per common share	(0.07)	(6.02)
Net operating earnings (loss) per common share	(0.07)	(6.02)
Restructuring items in amortization, including development costs charges, net of income taxes of nil (December 31, 2003 — $11.1 million)	—	0.46
Restructuring items and refinancing costs included in unusual items, net of income taxes of $13.0 million (December 31, 2003 — $4.4 million)	0.53	0.18
Restructuring items included in direct operating expenses, net of income taxes of nil (December 31, 2003 — $59.4 million)	—	2.47
Restructuring items included in operating expenses, net of income taxes of nil (December 31, 2003 — $0.3 million)	—	0.01

Adjusted net operating earnings (loss) per common share	0.46	(2.90)

	For the year ended December 31, 2003
	2004	2003
		(proforma) (unaudited)
Net earnings (loss) per common share, as reported under Canadian GAAP	0.68	(4.26)
Discontinued operations, net of income taxes of $1.4 million (December 31, 2003 — $0.8 million)	0.10	0.38

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	0.78	(3.88)
Foreign exchange (gains) losses, net of income taxes of $5.8 million (December 31, 2003 — $10.3 million)	(0.38)	(0.87)
Investment losses (gains), net of income taxes of $1.7 million (December 31, 2003 — $1.5 million)	(0.01)	0.28
Dilution gains, net of income taxes of nil (December 31, 2003 — $26.2 million)	—	(2.78)

Net operating earnings (loss) per common share	0.39	(7.25)
Net operating earnings (loss) per share	0.39	(7.25)
Restructuring items in amortization, including development costs charges, net of income taxes of $0.7 million (December 31, 2003 — $11.1 million)	0.02	0.47
Restructuring items and refinancing costs included in unusual items, net of income taxes of $13.0 million (December 31, 2003 — $4.4 million)	0.53	0.19
Restructuring items included in direct operating expenses, net of income taxes of nil (December 31, 2003 — $59.4 million)	—	2.47
Restructuring items included in operating expenses, net of income taxes of $0.5 million (December 31, 2003 — $0.3 million)	0.02	0.01

Adjusted net operating earnings (loss) per common share	0.96	(4.11)

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended December 31,		For the year ended December 31,
	2004	2003	2004	2003
		(unaudited)		(proforma) (unaudited)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	27.9	32.4	9.2	(6.0)
Less: Net changes in other non-cash balances related to operations	21.5	18.5	(31.9)	60.9
Add: Investment in property and equipment	(0.5)	(0.3)	(4.5)	(3.8)

Operating cash flow(1)	5.9	13.6	36.6	(70.7)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP(1)	27.9	32.4	9.2	(6.0)
Add: Cash and cash equivalents used in investing activities	4.8	166.4	(32.3)	166.1

Free cash flow	32.7	198.8	(23.1)	160.1

(1)
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian GAAP.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the nine months ended December 31, 2003 and the year ended March 31, 2003 (in millions of Canadian dollars):

	For the nine months ended December 31, 2003	For the year ended March 31, 2003
Net earnings (loss) for the period, as reported under Canadian GAAP	(169.6)	(41.3)
Add: Discontinued operations, net of tax	15.7	0.9
Provision for (recovery of) income taxes	44.1	16.8
Foreign exchange (gains) losses	(20.6)	(28.2)
Investment losses (gains), net	(1.0)	36.3
Dilution gains	(145.1)	—

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(276.5)	(15.5)
Add: Minority interest	9.7	3.2
Equity losses in affiliates	0.3	3.5
Interest	62.4	85.0
Unusual items	13.3	9.9
Amortization, including development costs charges	50.0	36.7

EBITDA	(140.8)	122.8
Add: Operating expenses	124.7	121.5

Direct profit (loss)	(16.1)	244.3
Operating earnings (loss)	(276.5)	(15.5)
Less: Provision for (recovery of) income taxes on operating earnings (loss)	13.7	8.4

Net operating earnings (loss)	(290.2)	(23.9)
Operating earnings (loss)	(276.5)	(15.5)
Add: Restructuring items in amortization, including development costs charges	30.8	—
Restructuring items included in unusual items	12.0	—
Restructuring items included in direct operating costs	165.3	—
Restructuring items included in operating expenses	0.7	—

Adjusted operating earnings (loss)	(67.7)	(15.5)
Adjusted operating earnings (loss)	(67.7)	(15.5)
Less: Provision for (recovery of) income taxes on adjusted operating earnings (loss)	88.8	8.4

Adjusted net operating earnings (loss)	(156.5)	(23.9)
EBITDA	(140.8)	122.8
Add: Restructuring items included in operating expenses	0.7	—
Restructuring items included in direct operating expenses	165.3	—

Adjusted EBITDA	25.2	122.8

        The following table presents a reconciliation of diluted net earnings (loss) per common share, as reported under Canadian GAAP, to diluted net earnings (loss) from operations before undernoted per common share, net of applicable taxes (net operating earnings (loss) per common share) and to adjusted net operating earnings (loss) per common share for the nine months ended Decemer 31, 2003 and year ended March 31, 2003:

	For the nine months ended December 31, 2003	For the year ended March 31, 2003
Net earnings (loss) per common share, as reported under Canadian GAAP	(3.96)	(0.97)

Discontinued operations, net of income taxes of $0.8 million (March 31, 2003 — $0.7 million)	0.36	0.02
Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	(3.60)	(0.95)
Foreign exchange (gains) losses, net of income taxes of $3.0 million (March 31, 2003 — $7.9 million)	(0.41)	(0.47)
Investment losses (gains), net of income taxes of $1.2 million (March 31, 2003 — $0.4 million)	—	0.86
Dilution gains, net of income taxes of $26.2 million (March 31, 2003 — nil)	(2.77)	—

Net operating earnings (loss) per common share	(6.78)	(0.56)
Net operating earnings (loss) per common share	(6.78)	(0.56)

Restructuring items in amortization, including development costs charges, net of income taxes of $11.1 million (March 31, 2003 — nil)	0.46	—
Restructuring items included in unusual, net of income taxes of $4.4 million (March 31, 2003 — nil)	0.18	—
Restructuring items included in direct operating expenses, net of income taxes of $59.4 million (March 31, 2003 — nil)	2.47	—
Restructuring items included in operating expenses, net of income taxes of $0.3 million(March 31, 2003 — nil)	0.01	—

Adjusted net operating earnings (loss) per common share	(3.66)	(0.56)

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the nine months ended December 31, 2003 and the year ended March 31, 2003 (in millions of Canadian dollars):

	For the nine months ended December 31, 2003	For the year ended March 31, 2003
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9
Less: Net changes in other non-cash balances related to operations	(10.6)	154.8
Add: Investment in property and equipment	(2.7)	(4.1)

Operating cash flow	(41.2)	(120.0)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9
Add: Cash and cash equivalents used in investing activities	164.5	(2.1)

Free cash flow	115.4	36.8

(1)
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

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Management's Discussion and Analysis of Financial Condition and Results of Operations For the Year Ended December 31, 2004, the Nine Months Ended December 31, 2003 and the Year Ended March 31, 2003
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS